Exhibit 99.1

Cenovus announces commencement of Consent Solicitation with respect to Cenovus’s 6.80% Notes due 2037

Calgary, Alberta (April 12, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that it has commenced a consent solicitation (the “Consent Solicitation”) with respect to a proposed amendment to the pledge agreement (the “2037 Notes Pledge Agreement”) in respect of Cenovus’s outstanding 6.80% Notes due 2037 (the “2037 Notes”). The 2037 Notes were issued under an indenture, dated as of September 11, 2007 (as supplemented and amended, the “Indenture”) between Cenovus (as successor by amalgamation to Husky Energy Inc. (“Husky”)) and Wells Fargo Bank, National Association (as successor trustee to The Bank of Nova Scotia Trust Company of New York) (the “Trustee”). The Indenture also governs the outstanding 4.40% Notes due 2029 (the “2029 Notes”), 4.00% Notes due 2024 (the “2024 Notes”) and 3.95% Notes due 2022 (the “2022 Notes”) of Cenovus (in each case, originally issued by Husky).

The Consent Solicitation will expire at 5:00 p.m., New York City time, on April 20, 2021 (as such date may be extended or terminated early by Cenovus in its sole discretion) (the “Expiration Time”). Cenovus, in its sole discretion, may terminate the Consent Solicitation, without the obligation to make any cash payments, at any time prior to the Effective Time (as defined below), whether or not the Requisite Consents (as defined below) have been received. Except for the Proposed Amendment, all of the existing terms of the 2037 Notes, the Indenture and the 2037 Notes Pledge Agreement will remain unchanged.

Consent Solicitation

Subject to the terms and conditions described in the Solicitation Materials (as defined below), Cenovus is soliciting consents from the holders of the 2037 Notes as of the Record Date (as defined in Cenovus’s Consent Solicitation Statement, dated April 12, 2021) (“Holders”) to conform the 2037 Notes Pledge Agreement to the pledge agreements in respect of the 2029 Notes and the 2024 Notes (the “Proposed Amendment”).

Cenovus is offering to pay Holders who validly deliver and do not validly revoke their consent to the Proposed Amendment, in the manner described in the Solicitation Materials on or prior to the Expiration Time, the cash payment equal to the amount set forth below per $1,000 principal amount of the 2037 Notes held by such Holders, subject to the satisfaction or waiver of certain conditions, including the receipt of valid consents of a majority in aggregate principal amount of the 2037 Notes (the “Requisite Consents”). The 2037 Notes are currently rated Baa3 with a negative outlook and BBB- with a stable outlook by Moody’s and S&P Global Ratings, respectively. Cenovus does not expect that the Proposed Amendment will affect these ratings.

Series of Notes	CUSIP/ ISIN Number	Outstanding Aggregate Principal Amount	Consent Payment
6.80% Notes due 2037	CUSIP: 448055AD5 ISIN: US448055AD59	$386,773,000	$1.00 per $1,000 principal amount of the 2037 Notes

No Consents are being solicited from holders of the 2029 Notes, the 2024 Notes or the 2022 Notes, and the Proposed Amendment will not have an effect on any of these series of notes.

Cenovus anticipates that, promptly after receipt of the Requisite Consents at or prior to the Expiration Time, it will give notice to the Trustee that the Requisite Consents have been obtained and Cenovus, Husky Oil Limited Partnership and Husky Oil Operations Limited will execute an amendment to the 2037 Notes Pledge Agreement to give effect to the Proposed Amendment (such time, the “Effective Time”). The Proposed Amendment will become operative at the Effective Time and Holders will not be able to revoke their Consents after the Effective Time. Holders should note that the Effective Time may be prior to the Expiration Time and Holders will not be given prior notice of such Effective Time.

This news release does not set forth all of the terms and conditions of the Consent Solicitation. Holders of the 2037 Notes should carefully read Cenovus’s Consent Solicitation Statement, dated April 12, 2021, and any accompanying materials (collectively, the “Solicitation Materials”), for a complete description of all terms and conditions before making any decision with respect to the Consent Solicitation. None of Cenovus, the Trustee, the solicitation agent or the information and tabulation agent makes any recommendation as to whether Holders should deliver Consents to the Proposed Amendment. Additional information concerning the terms and conditions of the Consent Solicitation, and the procedure for delivering consents, may be obtained from the solicitation agent, J.P. Morgan Securities LLC, at (866) 834-4666 (toll-free) or (212) 834-3424 (collect). Copies of the Solicitation Materials may be obtained from the information and tabulation agent, Ipreo LLC, by calling (888) 593-9546 (toll-free) for banks and brokers or by email at ipreo-consentSolicitation@ihsmarkit.com.

This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any 2037 Notes or any other securities. This announcement is also not a solicitation of consents with respect to the Proposed Amendment or any securities. The solicitation of consents by Cenovus is being made only pursuant to the Solicitation Materials. The Consent Solicitation is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws.

References in this news release to "dollars" or "$" are to United States dollars.

ADVISORY

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “anticipates”, “expect”, “may”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: receipt of the Requisite Consents, and the execution of an amendment to the 2037 Notes Pledge Agreement to give effect to the Proposed Amendment.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: satisfaction or waiver of the conditions of the Consent Solicitation, including the receipt of the Requisite Consents.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to Risk Management and Risk Factors in Cenovus’s Management’s Discussion and Analysis of the financial and operating results for the year ended December 31, 2020 and the risk factors set forth under the heading “Risk Factors” in Cenovus’s Annual Information Form, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Relations Media Relations general line 403-766-7751

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